UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sapiens Acquires KPI, Owner of “The Decision Model” Patent and a Leading Decision Management Consultancy Firm

Post-acquisition, Sapiens will offer a holistic, end-to-end decision management solution

Holon, Israel – July 30, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, today announced it has acquired Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training.

Sapiens’ strategic investment in KPI reflects the company’s recognition that the discipline of decision management is rapidly gaining adoption across the financial services industry. Effective decision management enables enterprises to greatly improve strategic agility, operational effectiveness, efficiency and compliance with regulatory and corporate policy. KPI’s domain expertise, together with its patent rights to The Decision Model, will enable Sapiens to enhance the Sapiens DECISION solution, resulting in an end-to-end enterprise offering that is unmatched in the industry.

Gathering technology, consultancy and training services under a common corporate umbrella will allow Sapiens to define, increase awareness of, and grow the decision management market – establishing Sapiens as a leading solution provider in the enterprise decision management space. The expertise and experience of KPI founders and managing partners, Larry Goldberg and Barbara von Halle – recognized pioneers and experts in decision management, co-developers of The Decision Model and co-authors of The Decision Model: A Business Logic Framework Linking Business and Technology – combined with Sapiens’ proven ability to develop and deploy enterprise-scale technology solutions, will position Sapiens as a decision management innovator ready to expand its portfolio of top tier financial services companies in this fast-growing field.

“We have enjoyed a long and successful working relationship with KPI, and we came to realize that by bringing our two organizations together we could really shake up, redefine, grow and lead the enterprise decision management market,” said Rami Doron, Sapiens’ managing director, DECISION. “Our plan is to make the best use of the tremendous value KPI brings to Sapiens by leveraging and integrating every aspect of the KPI business into our decision management practice.”

The Sapiens decision management technology portfolio now includes:

•	Sapiens DECISION, an enterprise-scale decision management technology designed and developed using The Decision Model as its foundation
•	KPI’s STEP and QuickSTEP consulting programs, which integrate Agile methods of business process modeling, decision modeling and business rule mining into a comprehensive business requirements management approach
•	An established and highly-respected consulting and educational practice to offer training, knowledge transfer, mentorship and certification to support enterprises in developing their own centers of excellence in Agile decision, process and requirements management

Larry Goldberg, Managing Partner of KPI, said: “Our partnership with Sapiens enabled us to bring the full benefit of decision management to many leading global organizations. Barbara and I believe that tightly integrating KPI’s Agile methods and innovative thinking with Sapiens’ peerless technology skills will increase the global rate of adoption of decision management, bringing great value to enterprises, their customers and stakeholders.”

“Acquisitions of high quality and innovative organizations, such as KPI, are key to our success. The KPI acquisition will not impact this year’s financial results, but we expect to gain momentum in the market starting next year,” said Roni Al-Dor, president and CEO of Sapiens International. “We want to identify and take full advantage of new opportunities in the insurance and financial services markets, such as enterprise decision management, so we can provide added value that will help organizations streamline their businesses.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing and Communications Sapiens International Phone: +972-3-790-2026 Email: yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By: /s/ Roni Giladi

Roni Giladi

Chief Financial Officer

Dated: July 30, 2014